October 3, 2006

BY FAX AND U.S. MAIL

Richard J. Wirth
Senior Counsel
The Hartford
200 Hopmeadow Street
Simsbury, CT 06089

      Re: **Hartford Life & Annuity Insurance Co Separate Account Three**
               Initial Registration Statement on Form N-4
               File Nos. 333-136545; 811-08580

               Hartford Life Insurance Co Separate Account Three
               Initial Registration Statement on Form N-4
               File Nos. 333-136543; 811-08584

Dear Mr. Wirth:

      The staff has reviewed the above-referenced initial registration statements, which the Commission received on August 11, 2006. We gave the filings a selective review based on the representation that the registration statements referenced above are substantially similar to Post-Effective Amendment No. 6 to Registration Statement Number 333-36132 filed on July 31, 2006, in connection with Hartford Life and Annuity Insurance Company Separate Account Ten and Post-Effective Amendment No. 6 to Registration Statement Number 333-105260 filed on July 31, 2006, in connection with Hartford Life Insurance Company Separate Account Ten, respectively. Page numbers correspond to the black-lined courtesy copy of the filing you provided relating to file no. 333-136545.

    1. General Comments

        a. Please explain supplementally why the Hartford is re-registering this registration statement as a different separate account.

        b. Please confirm supplementally that no interests under these contracts have been issued to the public.

        c. Please supplementally explain why you intend to withdraw the July 31 filing from Separate Account Ten.

2. **Annual Fund Operating Expenses (page 8)**

   a. With regard to footnote 1, please include the expiration date of the fee waiver. Please note, if the expiration date is within one year of the effectiveness date of this registration statement, the waiver cannot be reflected in the fee table.

   b. With regard to footnote 2, this one time waiver should not be reflected in the fee table.

   c. Footnote 14 should not be reflected in the fee table.

3. **The Separate Account (page 13)**

   Please remove the reference to Separate Account Ten.

4. **State Variations (page 67)**

   Please clearly state, either in this section or at the beginning of the prospectus, that the contract offered under this registration statement is also known as a "Core Contract".

5. **Power of Attorney (Part C)**

   Please provide a power of attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.

6. **Financial Statements, Exhibits, and Other Information**

   Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

7. **Tandy Representation**

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

   Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to be at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products